

September 29, 2011

Via E-mail
Joseph Wm. Foran
Chairman, President and Chief Executive Officer
Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, Texas 75240

> **Re:** **Matador Resources Company**
> **Registration Statement on Form S-1**
> **Filed August 12, 2011**
> **File No. 333-176263**

Dear Mr. Foran:

This letter replaces our letter dated September 9, 2011. We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3. In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit.

4. Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

5. We note that you have not provided most of your exhibits. Please submit all material exhibits, including, without limitation, the legality opinion and lock-up agreements, in order to facilitate our review of your filing. We may have further comment upon our review.

6. You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

7. We note your disclosure at page 3 that you are active both as an operator and as a co-working interest owner and that a portion of your acreage is operated by other companies. Please provide the basis for not filing any related agreement.

Prospectus Summary, page 1

8. We note your disclosure at page 1 that unless the context otherwise requires, the terms "we," "our," and "the company" refer to Matador Resources Company and its subsidiaries before the completion of your corporate reorganization and Matador Holdco, Inc. and its subsidiaries after the completion of your corporate reorganization. However, this does not appear to be consistent with the disclosure provided elsewhere in your filing, including the organizational chart at page 11.

9. Please explain and support your reference at page 7 to your "low cost structure."

10. We note the disclosure on page three, and elsewhere in your filing, indicating that almost 5,500 net acres of your Haynesville shale properties are in what you believe to be the

"core" area of the play. Expand this disclosure to explain the basis for, and significance of, this belief.

11.   We note your disclosure regarding drilling locations identified in your Eagle Ford and Haynesville acreages. Expand this disclosure to explain, in reasonable detail, the processes and criteria through which these locations were identified.

12.   Please expand your table to present the number of "Total Identified Drilling Locations" to which you have booked proved undeveloped reserves for each the four plays.

13.   We note your statements, "We believe that almost 85% of our Eagle Ford acreage is prospective predominantly for oil or significant liquids production." and "Where the formation is shallow, it is less thermally mature and therefore more oil prone, and where it is more thermally mature, the Eagle Ford is more natural gas prone." on page 96. With a view toward possible disclosure, please support your belief concerning significant future liquids production on your acreage.

14.   We note your statements, "In addition, at June 30, 2011, we had approximately 23,000 gross acres and 15,000 net acres in the Haynesville shale play in northwest Louisiana and east Texas, including almost 5,500 net acres in what we believe is the core area of the play." and "Although production rates vary widely across the [Haynesville] play, in the core area of the play, initial production rates of 20.0 to 25.0 MMcf per day of natural gas have been reported by operators." on page 98. Please amend your document to describe the determinant characteristics of the "core area of the play". With a view toward possible disclosure, please support your belief concerning future initial production rates from your acreage.

15.   We note your statement "From January 1, 2011 through July 31, 2011, we spent approximately $84.2 million in capital expenditures (or 57% of our 2011 capital expenditures budget). Approximately 70% and 23% of these expenditures were spent in the development of our acreage in the Eagle Ford shale play and the core area of the Haynesville shale play, respectively. From August 1, 2011 through December 31, 2011, we anticipate that our capital expenditures will be approximately $64.7 million." "Development" implies activity to gain access to proved reserves. Please expand the table here to present separate development costs figures under "Anticipated Capital Expenditure Budgets" and separate development well counts under "2011-2012 Anticipated Drilling".

16.   You state "We began producing this [Williams 17 H#1] well at a constrained rate of about 10.0 MMcf of natural gas per day that we believe optimizes overall well economics, even though we believe that this well was initially capable of delivering 20.0 to 25.0 MMcf of natural gas per day." Please amend your document to explain how the

reduced production optimizes the well economics. With a view to possible disclosure, explain to us your belief that this well is capable of 20 MMCFG flow rates.

17.   You state "We currently participate in various drilling activities with larger industry participants, including affiliates of Chesapeake Energy Corporation, EOG Resources, Inc., Royal Dutch Shell plc and others." Please amend your document to explain your access to the operator's development schedules/plans for your non-operated PUD locations. Address the non-consent provisions and penalties in your operating agreements.

Certain Risk Factors, page 10

18.   We note your statement at page 43 under "Risk Factors—If one or more material weaknesses persist…" that your auditors have identified a material weakness. Please revise the last bullet in this section state this fact.

Organizational Structure, page 11

19.   We note your disclosure that the shareholder ownership information set forth on page 11 is based on your reasonable judgment and reflects an approximation of the beneficial ownership of your common stock. Please tell us, with a view toward disclosure, why you are not able to provide more certainty with respect to the beneficial ownership of your common stock.

20.   Please revise to enlarge the structure chart so that it is legible.

Reserves Data, page 18

21.   As we requested in our September 6, 2011 teleconference, please furnish to us the petroleum engineering reserve reports you used as the basis for your March 31, 2011 proved reserves disclosures. We are continuing our engineering examination.
Please include prepaid return shipping packaging and direct these engineering items to:

        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-4628
        Attn: Ronald M. Winfrey

Risk Factors, page 20

General

22.   As appropriate, please ensure that each risk factor does not assert multiple risks that should be set forth in individual risk factors. For example, and without limitation, we note the risk factor at page 21 beginning "Drilling for and producing oil and natural gas are high-risk activities…" contains a separate risk in its penultimate and final paragraphs.

23.   Similarly, please combine duplicative risk factors. For example, and without limitation, we note the risks asserted under "—Drilling and producing oil and natural gas are high-risk activities…" at page 21 and under "Exploration is a high-risk activity…" at page 26.

24.   Please revise generally to state the risks plainly and directly, without the use of mitigating text and "no assurance" and "cannot guarantee" language. For example, clauses which begin "although" or "while" often include disclosure which mitigates the identified risk. For example, and without limitation, we note the sentence beginning "While we believe the net proceeds from this offering…will be adequate…" under "—Our exploration, development and exploitation projects…" at page 25.

Low Natural Gas Prices in the Future…, page 21

25.   We note your statement, "Should natural gas prices remain at current levels for an extended period of time, our future natural gas revenues, as well as the economic viability of our natural gas prospect inventory, will be adversely impacted. We may also elect to delay some of our exploration and development plans for these prospects until natural gas prices improve." The average natural gas prices for 2011 are at about the same level as those you used for estimating proved reserves at year-end 2010 and March 31, 2011. This seems to indicate that you may not carry out your proved undeveloped drilling schedule. With a view to possible disclosure, please explain why you have doubts about developing these PUD reserves at prices similar to those used for booking.

Because our reserves and production are concentrated…, page 23

26.   We note your disclosure that "[a]lmost all of [y]our current oil and natural gas production and [y]our proved reserves are attributable to producing properties…." However, this does not appear to be consistent with your related disclosure at page 10 and under "—Approximately 65% of our total proved reserves at March 31, 2011…" at page 25. Please revise your disclosure to clarify the distinction.

We Have Limited Control over Activities on Properties We Do Not Operate, page 28

27.   Please revise this risk factor to incorporate the information provided at page F-16 regarding your sale of certain assets to Chesapeake Louisiana, L.P.

Hedging transactions, or the lack thereof…, page 31

28.   Please revise to briefly describe in this section a "costless collar" transaction.

Cautionary Note Regarding Forward-Looking Statements, page 47

29.   Please remove "will" from your list of forward-looking statements.

30.   We note your disclosure at page 48 that you do not undertake any obligation to update or revise publicly any forward-looking statements. Please revise to state, if true, that you will update or revise such statements as required by law.

Use of Proceeds, page 49

31.   Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. Please provide necessary detail for each use, including with respect to "the other general corporate purposes" that you reference at page 49. In addition, please present the information in tabular form to facilitate clarity.

32.   We note that you intend to use the proceeds received from the offering to repay borrowings under your credit facility. We also note that you intend on using the proceeds from the offering and from "future potential borrowings" under your revolving credit loan for capital expenditures. Please revise to disclose whether, upon repayment of the credit facility, you have any plans to immediately draw down on the credit facility, and if so, for what purposes.

33.   We note your disclosure that the ultimate uses of your capital may differ depending on market conditions and the outcome of your drilling results. We also note your related risk factor disclosure at page 42. Please revise your Use of Proceeds section to provide all the information required by Instruction 7 to Item 504 of Regulation S-K.

Changes in Accountants, page 84

34.   We note your disclosure regarding discussions with Grant Thornton prior to their reengagement. Describe for us, in reasonable detail, the facts and circumstances surrounding these discussions. As part of your response, tell us the specific subject matters discussed, the purpose and timing of the discussions, and the conclusions reached.

Business, page 85

General

35.   We note the discussion on page 87, and elsewhere in your filing, of your planned drilling activity and related capital budgets. To aid investor understanding of your plans, revise this presentation to separately show activities and amounts related to exploration and development drilling.

Estimated Proved Reserves, page 106

36.   Please furnish to us the producing rate vs. time plots for these wells/locations included in your March 31, 2011 reserve report: Bradway 24-15-12 H #01(Carried), Caspiana 14-15-12 H #01(Carried), Peironnet 26H(S26-15N-12W) #01(Carried), Bradway 24-15-12 H #02 PUD, Caspiana 14-15-12 H #02 PUD, Peironnet 26H(S26-15N-12W) #02 PUD. Please ensure that the decline parameters, EURs and reserves are included as well as the completion reports for the three producing wells.

37.   It appears the terminal production decline rate used in your Haynesville projections is six percent or less. Please explain to us the evidence for this rate.

38.   We note your statement, "Our proved undeveloped reserves increased from 84.3 Bcfe at December 31, 2010 to 98.7 Bcfe at March 31, 2011 due primarily to our drilling operations in the Haynesville. The increase in our proved undeveloped oil reserves specifically from zero to 377 MBbls at March 31, 2011 is attributable to our drilling operations in the Eagle Ford shale play." Please amend your document to disclose: material changes to proved undeveloped reserves that occurred during the year due to revisions, drilling, acquisition/divestment and conversion of proved undeveloped reserves into proved developed reserves; investments and progress made in the conversion of proved undeveloped reserves to developed status; the reasons, if any, that material amounts of proved undeveloped reserves remain undeveloped for five years or more after booking. Refer to Item 1203 of Regulation S-K.

Internal Control over Reserves Estimation Process, page 108

39.   You state, "Following the preparation of our reserves estimates, for the years ended December 31, 2010 and 2009 and for the three month period ended March 31, 2011, we had our reserves estimates audited for their reasonableness and conformance with generally accepted petroleum engineering and evaluation principles by Netherland, Sewell & Associates, Inc., our independent petroleum engineers." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles". With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Refer us to a compilation of these principles.

Management, page 122

40.   Please revise your disclosure to quantify the amount of time that David F. Nicklin
       devotes to the company in view of his role at Salt Creek Petroleum and his consulting
       company.

41.   Please revise the biographies of Gregory E. Mitchell and Margaret B. Shannon to briefly
       discuss the specific experience, qualifications, attributes or skills that led to the
       conclusion that each such officer should serve as one of your directors in light of your
       business and structure. See Item 401(e) of Regulation S-K.

42.   Please revise your disclosure at page 129 to state whether there is a written agreement
       memorializing the arrangement you have with each of the special board advisors.

Committees of the Board of Directors, page 130

43.   We note your disclosure in this section regarding actions that you intend to take prior to
       the completion of the offering. Please ensure that you include relevant updates with each
       amendment.

Compensation of Named Executive Officers, page 135

2010, page 136

44.   Please revise to identify the members of your Planning and Compensation Committee
       that determined compensation for the periods presented.

45.   We note your disclosure that the number of stock options awarded to each named
       executive officer was based upon an evaluation of such officer's performance and relative
       contributions to your growth. We also note your disclosure that the amounts of the 2010
       cash bonus granted to each named executive officer was based on an evaluation of such
       officer's performance and contributions to your growth and achievement of your
       performance objectives in 2010 considered in relation to all elements of such officer's
       overall compensation. Please expand your disclosure to describe, for each named
       executive officer, the specific performance and contributions to your growth and
       achievement of your performance objectives that had a material impact on the number of
       stock options and amount of 2010 cash bonus awarded to such officer.

Summary Compensation Table, page 149

46.   Please revise note 4 to the table to include the per diem base rate under Mr. Nicklin's
       consulting agreement.

Corporate Reorganization, page 160

47.   We note your disclosure that it was "determined it was in the best interests of the corporation and its shareholders that the company reorganize into a holding company structure…." Please expand your disclosure to briefly describe why such action was determined to be in the best interests of the corporation and its shareholders.

Material U.S. Federal Income and Estate Tax Considerations to Non-U.S. Holders, page 170

48.   We note your statement at page 170 that you "urge each prospective investor to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock." Please revise your disclosure to remove any implication that investors are not entitled to rely on your disclosure. For example, you may instead state to the effect that investors considering the purchase of securities should consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under U.S. estate tax laws and under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Annual Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

49.   Confirm to us supplementally that the balance sheet caption Unproved and Unevaluated properties includes only properties for which it has not yet been determined whether or not proved reserves can be assigned, and that properties for which the determination has been made have been transferred to the amortization base on a well-by-well or property-by-property basis as the projects have been evaluated.

Consolidated Statements of Operations, page F-4

50.   We note you have reported the line item "Net (loss) gain on asset sales and inventory impairment" as a non-operating item. Based on the nature of the underlying transactions, we would expect these items to be included in the calculation of operating income (loss), as required by ASC 360-10-45-5. Revise your presentation accordingly, or explain to us why you believe no revision is necessary.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-9

51.   We note the disclosure indicating that, "if the net capitalized costs of evaluated oil and natural gas properties less related deferred income taxes exceed the estimated present value of after-tax future net cash flows from proved oil and natural gas reserves, discounted at 10%, such excess is charged to operations as a full-cost ceiling impairment." Explain how this policy takes into consideration the calculations identified in items (B) and (C) in Rule 4-10(c)(4)(i) of Regulation S-X.

Income Taxes, page F-13

52.   We note your disclosure that "the Company evaluated all tax position for which the statue of limitations remained open, and management believes that the material positions taken by the Company would more likely than not be sustained by examination." Based on this disclosure, please tell us how you have considered the disclosure required by ASC 740-10-50-15A regarding a tabular reconciliation of the total amounts of your unrecognized tax benefits.

Note 3 – Property and Equipment, page F-20

53.   With respect to costs not subject to amortization as of December 31, 2010, provide a description of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation. See Rule 4-10(c)(7)(ii) of Regulation S-X.

54.   Revise your detailed presentation of costs not subject to amortization to separately present amounts incurred for exploration and development wells. See Rule 4-10(c)(7)(ii)(2) of Regulation S-X.

Note 8 – Employee Benefit Plans, page F-26

55.   We note your disclosure on page F-26 that "at December 31, 2010, the Company measured and recognized the fair value of the liability associated with its outstanding stock options using an estimated fair value of $11.00 per share for the Company's Class A common stock." Explain to us how you have valued the liability as of the end of your most recent interim period.

Note 16 – Supplemental Oil and Natural Gas Disclosures (Unaudited), page F-40

Oil and Natural Gas Reserves, page F-42

56.   Please expand your table to include the net quantities of your proved developed reserves as of the beginning and the end of the year as required by ASC 932-235-50-4. Refer also to Example 1 in ASC 932-235-55-2.

Condensed Consolidated Financial Statements, page F-48

57.   Please update your financial statements to comply with Rule 3-12 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Exhibits

General

58.   Please ensure that you have filed all material contracts. See Item 601(b)(10) of Regulation S-K. For example, and without limitation, please tell us whether you will file the natural gas transportation agreements that you have referenced at page 111.

Exhibit 99.1

59.   Please furnish a third party reserve report that includes the technical qualifications of the person primarily responsible for the report.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        W. Bruce Newsome
        Haynes and Boone, LLP